Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 March 14, 2013

Barclays Bank PLC – Phoenix Autocallable Notes linked to the American Depository Shares of Vale S.A.

Trade Details/Characteristics	Hypothetical Scenario Analysis for Phoenix Autocallable Notes

Issuer                                                                                                                 Barclays Bank PLC

Reference Asset                                                                             The American depository shares of Vale SA (the “underlying equity”)

Contingent Coupon Payments:                            If the closing price of the underlying equity is equal to or greater than the Coupon Barrier on any observation date, Barclays Bank PLC will pay you the contingent coupon applicable to such observation date.

If the closing price of the underlying equity is less than the Coupon Barrier on any observation date, the contingent coupon applicable to such observation date will not accrue or be payable and Barclays Bank PLC will not make any payment to you on the related coupon payment date.

The contingent coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Coupon Barrier:                                                                               80% of the closing price of the underlying equity on the pricing date (the “initial price”)

Coupon Payment Dates:                                                  Three (3) business days following the applicable observation date; provided however, the final coupon payment date will be the maturity date.

Contingent Coupon Rate:                                              15.00% per annum (or 3.75% per quarter)

Call Feature:                                              The notes will be called if the closing price of the underlying equity on any observation date is at or above the initial price. If the notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per note equal to the principal amount plus the contingent coupon otherwise due on the related coupon payment date pursuant to the contingent coupon feature. No further amounts will be owed to you under the notes.

Trigger Price:                                            80% of the initial price.

Payment at Maturity:                                If the notes are not called and the closing price of the underlying equity on the final valuation date (the “final price”) is equal to or greater than the Trigger Price, Barclays Bank PLC will repay you the principal amount of your notes (subject to issuer credit risk).

If the notes are not called and the final price is less than the Trigger Price, you will have full 1-to-1 downside exposure to the negative performance of the underlying equity from the pricing date to the final valuation date and you will lose some or all of your principal.

Maximum potential loss                                                   100%

Observation Dates                                   Quarterly

Maturity Date                                                                                       54 Weeks

Settlement                                                                                                Cash

Selected Risk/Considerations	Hypothetical Payment Scenarios*

•     100% Principal at Risk.  You will lose some or all of your investment if the closing price of the underlying equity is below the Trigger Price on the final valuation date.

•     Any payments on the notes are subject to issuer credit risk.

•     The notes do not guarantee the payment of any coupons over the term of the notes.  You will not receive a coupon payment in respect of any observation date where the closing price of the underlying equity is below the Coupon Barrier.

•     The appreciation potential of the notes is limited to the coupon payments, and you will not participate in any appreciation in the price of the underlying equity, which may be significant.

•     Investor does not receive dividends or have any other rights that holders of the underlying equity would have.

•     If the notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment.  Your holding period over which you could receive the per annum return could be as little as 3 months.

•     There may be no secondary market.   Notes should be considered a “hold until maturity” product.

•     Additional risk factors can be found on the slide titled “Certain Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of the accompanying free writing prospectus.

JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co., acts as placement agent

		Observation Dates Prior to the Final Valuation Date		Final Valuation Date
	Closing Price (USD)	Underlying Equity Appreciation / Depreciation at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)	Underlying Return	Payment at Maturity
	19.58	10.00%	$1,037.50	10.00%	$1,037.50
	18.69	5.00%	$1,037.50	5.00%	$1,037.50
	18.51	4.00%	$1,037.50	4.00%	$1,037.50
	18.33	3.00%	$1,037.50	3.00%	$1,037.50
	18.16	2.00%	$1,037.50	2.00%	$1,037.50
	17.80	0.00%	$1,037.50	0.00%	$1,037.50
	16.91	-5.00%	$37.50	-5.00%	$1,037.50
	14.24	-20.00%	$37.50	-20.00%	$1,037.50
	10.68	-40.00%	$0.00	-40.00%	$600.00
	7.12	-60.00%	$0.00	-60.00%	$400.00
	3.56	-80.00%	$0.00	-80.00%	$200.00
	0.00	-100.00%	$0.00	-100.00%	$0.00

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

*The table above assumes an initial price of $17.80. The actual initial price will be set on pricing date.  The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page FWP-1 of the accompanying free writing prospectus and are included for illustrative purposes only.  See the accompanying free writing prospectus for a description of how the “Underlying Return” is calculated.  The actual appreciation of the underlying equity may be greater than 10% on any day during the term of the notes, including the observation dates and the final valuation date, but you will not participate in any such appreciation.  If the notes are called prior to maturity, you will not receive any further amounts under the terms of the notes after the applicable call settlement date.  Amounts under “Payment at Maturity” in table above include the final contingent coupon payable in connection with the final valuation date, if applicable, and all amounts are calculated per $1,000 principal amount note.

Certain Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of the related free writing prospectus.

Important Information

This document has been prepared by Barclays Bank PLC (“Barclays”) or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. The value of any Product may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. In certain transactions, counterparties may lose their investment or incur unlimited loss. This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS. INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the
http://www.optionsclearing.com/about/publications/character-risks.jsp.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States. Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

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